March 18, 2005



via facsimile and U.S. mail

Mr. Stephen J. Crowe
Vice President, Finance and Chief Financial Officer
ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583


	Re:	ChevronTexaco Corporation
		10-K for the fiscal year ended December 31, 2004
		File No. 001-00368


Dear Mr. Watson:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to the areas identified below, which were communicated to representatives from
your company on March 15, 2005.   Please provide us a response to
the
comments below and include appropriate disclosure in future filings.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








10-K for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page FS-2

	Litigation and Other Contingencies, page FS-15

		Accounting for Buy/Sell Contracts, page FS-17

1. In your disclosure you state: "At issue with the SEC is whether the industry`s accounting for buy/sell contracts..." which seems to imply that all companies in your industry account for these types of transactions in the same manner as you. Please explain to us how you came to this conclusion, and if applicable, explain to the reader that other companies may account for these transactions differently than you, and explain the alternative accounting. Please also include similar disclosure where applicable throughout the remainder of the document.

2. Please identify which operating segments these transactions relate to, and provide appropriate quantitative and qualitative disclosure in your segment footnote.

3. Please disclose that the nature of these transactions is fundamentally different in character than the primary operations for the segment in which these types of contracts are utilized, or explain to us why you do not believe these types of transactions to be fundamentally different than your primary operations. Please also include similar disclosure where applicable throughout the remainder of the document.

General

4. Continue to update your disclosures associated with buy/sell transactions and suspended well costs in future filings to include information which FASB and the EITF may release in the future regarding these matters.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Direct questions regarding accounting issues and related disclosures to Mark A. Wojciechowski, at (202) 942-1928 or, in his absence, to Jenifer C. Gallagher, at (202) 942-1923. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Stephen J. Crowe
ChevronTexaco Corporation
March 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE